ALAMOS GOLD INC.

TSX.AGI – NYSE.AGI

December 17, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Re:	Alamos Gold Inc. Form 40-F for the Fiscal Year Ended December 31, 2013 Filed: April 1, 2014 File No. 001-35783

Dear Ms. Jenkins:

We hereby acknowledge receipt of the comment letter dated December 9, 2014 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2013 (the “40-F”).

We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comment in bold-face type below, followed by our response.

1.

We understand from your disclosure that you concluded the acquisition of Esperanza Resources Corporation did not meet the definition of a business combination and therefore you accounted for the transaction as the acquisition of an asset. We also note that your description of the Esperanza Project in the Annual Information Form included in Exhibit 99.1 indicates the project is in the development stage and you include quantification of mineral content. You also state on page 2 of Management’s Discussion and Analysis that the project is in the “advanced stage.” Please tell us how you considered paragraphs B7 through B12 of IFRS 3 in determining that your acquisition of Esperanza Resources Corporation was not an acquisition of a business.

Response

In determining that that the purchase of the Esperanza Project, through the acquisition of Esperanza Resources Corp., was not an acquisition of a business, we considered paragraphs B7 through B12 of IFRS 3 as noted below:

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5

Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801

www.alamosgold.com

(a)

Planned principal activities had not commenced, as the Esperanza Project had not commenced development and was not in production. At the date of acquisition, the Esperanza Project contained no mineral reserves. The previous owner had estimated measured and indicated resources; however, significant effort is still required to establish the existence of mineral reserves at the project.

(b)

While Alamos acquired certain inputs and some processes were in place, Alamos did not acquire the key inputs and processes such that it could commence planned principal activities as described above, including:

•

the required permits, had not been secured for the Esperanza Project, thus development could not commence. Significant effort remains to be completed in order to prepare the submissions for the respective government agencies in order to obtain the necessary permits. As of the date of this letter, environmental, mine construction, and operating permits remain outstanding. We concluded that the required permits represented a key input that was beyond the control of a market participant;

•

there was minimal infrastructure in place to support the development of the Esperanza Project. Substantially all of the infrastructure required to develop the Esperanza Project and put the Project into production has yet to be built;

•

the work force acquired was limited to manual labourers only rather than the skilled workforce required to develop and operate the project. The workforce was acquired solely for the purpose of developing positive community relations and the workforce did not represent a key input to activities required to advance the project;

•	the Esperanza Project did not have any established mineral reserves and as of the date of this letter, no reserves have been established; and

•

although a significant amount of exploration work had been completed by the previous owner, exploration activities had ceased at the time of the acquisition given the previous owner was preparing environmental studies for the permitting process. Further, as of the acquisition date, a feasibility study had not been completed to assess the economic viability of the Esperanza Project.

(c)

The key processes were not in place to be able to produce outputs at the date of the acquisition. Subsequent to the acquisition, Alamos is pursuing these through exploration activities, and additional baseline studies required for environmental and other permitting processes. Further, the Board of Directors of Alamos has not approved any plan to develop the resource given permitting activities and feasibility studies have been ongoing since the acquisition date and have yet to be completed.

As a result of the analysis above, the Company concluded that the acquisition of Esperanza would not qualify as a business, and therefore would not be accounted for as a business combination in accordance with IFRS 3.

*****

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at (416) 368-9932.

Sincerely,

Alamos Gold Inc.

By:	/s/ James Porter
Name:	James Porter
Title:	Chief Financial Officer

c.c.:

John McCluskey, Chief Executive Officer, Alamos Gold Inc.

Greg Fisher, Vice President, Finance, Alamos Gold Inc.

David Fleck, Director and Audit Committee Chairman, Alamos Gold Inc.

Don Linsdell, Ernst & Young LLP